SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT NO. 1

TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

QUIPP, INC.

(Exact Name of Registrant Specified in Its Charter)

Florida

59-2306191

(State of Incorporation or Organization)

(I.R.S. Employer

Identification No.)

4800 NW 157th Street

Miami, Florida  33014

(Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box /  /

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box /x/

Securities Act registration file number to which this form relates:

___________

(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Class: Common Stock Purchase Rights

The sole purpose of this Amendment No. 1 is to correct the number of shares of the Registrant’s common stock outstanding as of February 28, 2003.

Item 1.

Description of Registrant’s Securities to be Registered.

The Board of Directors of Quipp, Inc. (the “Company”) has declared a dividend distribution of one Right for each outstanding share of Common Stock, $.01 par value (each, a “Common Share”), of the Company to shareholders of record at the close of business on March 13, 2003.  Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one share of the common stock, par value $.01 per share, of the Company (the “Common Shares”), at a purchase price pursuant to the exercise of a Right of $30.00 per Common Share, subject to adjustment (the “Purchase Price”).  The description and terms of the Rights are set forth in a Rights Agreement dated as of March 3, 2003 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, ownership of the Rights will be evidenced by the Common Share certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. In certain circumstances, the Rights will separate from the Common Shares on a Distribution Date which will occur at the close of business on the date that is the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than certain institutional investment managers and certain existing shareholders who already own more than 10% of the outstanding Common Stock, provided that such existing shareholders do not acquire any additional shares) (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the outstanding Common Shares (the “Stock Acquisition Date”), or (ii) on the tenth Business Day (or such later date as may be fixed by the Board of the Company) after the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 10% or more of the outstanding Common Shares, in each case unless the transaction is a tender offer or exchange offer for all Common Shares of the Company and the Board of Directors has determined that the price is fair to the shareholders of the Company and the transaction is otherwise in the best interest of the Company.  Until the Distribution Date, (a) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with such Common Share certificates, (b) new Common Share certificates issued after March 13, 2003 will contain a notation incorporating the Rights Agreement by reference and (c) the surrender for transfer of any certificate for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 2, 2006, unless the Rights Agreement is extended by the Board by the amendment of the Rights Agreement, unless earlier redeemed by the Company as described below or unless a transaction under Section 13(d) of the Rights Agreement (relating to consolidation, merger or sale or transfer of assets or earning power) has occurred.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Rights may be issued after the Distribution Date and prior to their redemption or expiration only in cases approved by the Board or in connection with the exercise of stock options, stock appreciation rights, grants or awards that are outstanding on the Distribution Date under any benefit plan or arrangement for employees or directors.

Except in the circumstances described below, after the Distribution Date each Right will be exercisable for one Common Share.  The Company may pay cash in lieu of fractional Common Shares.

On the Stock Acquisition Date, the Rights of the Acquiring Person and certain transferees of the Acquiring Person will be void.  Thereafter, commencing on the Distribution Date, each other holder of a Right will have the right to purchase Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having twice the value of the exercise price of the Right based on the average market price for the Common Shares during the 30 previous trading days (that is, at a price per share equal to one-half of their average market price during such 30 prior trading days).  If, for example, the Purchase Price is $30.00 and the average market price for the Common Shares is $20.00, the holder of each valid Right would be entitled to purchase three Common Shares for $30.00, or $10.00 per share.  In lieu of requiring payment of the Purchase Price upon exercise of the Rights, the Company may permit the holders simply to surrender the Rights, in which event they will be entitled to receive one-half the number of Common Shares (or other property, as the case may be) that they would have received upon payment of the full Purchase Price.  Notwithstanding any of the foregoing, the Rights will be exercisable following the Stock Acquisition Date only when the Rights are no longer redeemable by the Company as discussed below.

At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Person or group of fifty percent (50%) or more of the outstanding Common Shares, the Board may exchange all or part of the Rights (other than Rights held by such Person or group which may have become void), in whole or in part, for Common Shares having a value equal to the spread between the value of Common Shares issuable upon exercise of a Right and the exercise price.

At any time until the expiration of ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.  That ten-day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger with a subsidiary of the Company in circumstances where the benefits of the Rights will not be substantially diminished), or (ii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a valid Right shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to twice the exercise price of the Right based on average market price of such shares during the 30 trading days prior to the consummation of the merger or sale (that is, at a price per share equal to one-half of their average market price during such 30 prior trading days).  Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable.

The Purchase Price payable and the number of Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) if holders of the Common Shares are granted certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company so long as the rights are redeemable by the Board except to reduce the redemption price.  After such time, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement.

While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

The foregoing description is qualified in its entirety by reference to the description of the Rights and their terms set forth in the Rights Agreement, which was previously filed as an Exhibit to this Registration Statement on Form 8-A on March 3, 2003.

As of February 28, 2003, there were 1,417,775 Common Shares outstanding.  As of February 28, 2003, options granted under the Company’s stock option plans to purchase 140,875 Common Shares were outstanding, subject to certain antidilution adjustments.  Each outstanding Common Share on March 13, 2003 will receive one Right.  As long as the Rights are attached to Common Shares and in certain other circumstances described above, the Company will issue one Right for each Common Share issued by the Company.

Item 2.

Exhibits.

Exhibit No.

Exhibit

4.1

Rights Agreement, dated as of March 3, 2003, between Quipp, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including the form of Rights Certificate attached as Exhibit A*

*Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

QUIPP, INC.

Date: March 5, 2003

By: /s/ MICHAEL S. KADY

Name:

Michael S. Kady

Title:

President and Chief

Executive Officer

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